SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 18, 2002

MAXXAM INC.
(Exact name of Registrant as Specified in its Charter)

Delaware
(State or other jurisdiction of incorporation)

1-3924
(Commission File Number)

95-2078752
(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600	**77057**
Houston, Texas	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(713) 975-7600**

Item 5. Other Events and Regulation FD Disclosure

Attached hereto as Exhibit 99.1 is a press release which the Registrant issued on October 18, 2002 regarding settlement of the *OTS action* described in prior filings by the Registrant. Also attached hereto as Exhibits 99.2 and 99.3, respectively, are (i) an Opinion and Order Accepting Offer of Settlement by MAXXAM Inc., Federated Development Co. and Charles E. Hurwitz and (ii) a Release related to the foregoing press release.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


MAXXAM Inc.
(Registrant)


Date: October 18, 2002   By: /s/ Bernard L. Birkel
                                                    Bernard L. Birkel
                                                    Secretary and Senior Assistant General Counsel


EXHIBIT INDEX


Exhibit 99.1:   Press Release dated October 18, 2002

Exhibit 99.2:   Opinion and Order Accepting Offer of Settlement by MAXXAM Inc., Federated Development Co. and Charles E. Hurwitz

Exhibit 99.3:   Release

October 18, 2002

Media: Josh Reiss
(713) 267-3740
Investors: Ron Kurtz
(713) 267-3686

MAXXAM INC. VINDICATED BY SETTLEMENT OF OFFICE OF THRIFT SUPERVISION ADMINISTRATIVE ACTION

Company to Pursue Counterclaim and Sanctions Against the Federal Deposit Insurance Corporation

HOUSTON (October 18, 2002) – MAXXAM Inc. and its Chairman and CEO Charles Hurwitz have reached a settlement with the Office of Thrift Supervision (OTS), concluding a six-year administrative action regarding United Savings Association of Texas (USAT), a savings and loan that went into receivership in December 1988 during the S&L crisis that bankrupted most Texas thrifts.

The settlement allows the company to achieve three important objectives. First, it brings the OTS action to closure on very favorable terms and ends further financial expenditures on the matter. Second, it should bring an end to the Federal Deposit Insurance Corporation's (FDIC) claim against Mr. Hurwitz, a claim that the FDIC made contingent upon the OTS prevailing in its action. Third, it allows the company to intensify legal actions it has filed against the FDIC in federal court for violating federal appropriations laws and pursuing politically motivated litigation.

-- More --

The settlement follows a landmark Recommended Decision by Administrative Law Judge Arthur Shipe (issued on September 12, 2001) that the OTS should dismiss all of its charges against MAXXAM and Mr. Hurwitz. The trial before Judge Shipe was the longest and most expensive in the history of the OTS, including 110 days of trial spread out over more than two years.

It also occurs fifteen months after a U.S. House of Representatives Task Force Report detailed numerous contacts by the FDIC and OTS -- many conducted prior to the filing of their respective lawsuits -- with the Interior Department, White House Council on Environmental Quality, members of Congress, the Office of Management and Budget, and certain environmental organizations to develop a strategy that would use the lawsuits as leverage in order to force a so-called "debt for nature swap." This swap would have forced MAXXAM to trade valuable timberlands owned by a company subsidiary to the federal government in exchange for relief from the agencies' litigation.

Commenting on the settlement, MAXXAM Vice Chairman and General Counsel J. Kent Friedman said, "This represents the vindication of MAXXAM and Mr. Hurwitz that we have for years said should be the final outcome of the OTS matter."

In its motion for sanctions and counterclaim pending against the FDIC in federal court in Houston, the company alleges that the FDIC, having concluded that its own claims were inherently weak, improperly used its own funds to finance the OTS administrative proceeding over the same set of facts presented by the FDIC in its litigation.

-- More --

Mr. Friedman added that resolution of MAXXAM's counterclaim and motion for sanctions that have been pending before U.S. District Court Judge Lynn Hughes for several years has likely been delayed due to a statute that prohibits a federal judge from taking any action that might affect an OTS administrative proceeding.

"Our day to be heard by Judge Hughes has arrived. We intend to vigorously pursue our claims and demonstrate to the court that the FDIC broke federal appropriations laws, pursued politically motivated litigation, and should be sanctioned for its conduct," Friedman said.

160-101802

HIGHLIGHTS OF SETTLEMENT TERMS

- MAXXAM and Mr. Hurwitz make no admission of wrongdoing.

- MAXXAM agrees that it will not pursue legal action against the OTS or its employees as part of its counterclaim against the FDIC.

- The OTS agrees to drop its administrative action and will not pursue any further legal actions against the respondents with regard to this matter.

- Of the approximately $821 million sought by the OTS, the respondents will pay the OTS $206,000. The OTS spent in excess of $4 million pursuing its claim. Thus the settlement represents approximately three hundredths of one percent of the amount sought by the OTS in its administrative action.

- The respondents have voluntarily undertaken to accept for three years certain restrictions with respect to insured financial institutions (including not becoming a controlling shareholder or otherwise serving as an institution-affiliated party). MAXXAM does not believe that these restrictions are meaningful as it has no present or contemplated intention to engage in any of these activities.

- The OTS agrees that the record basis for the administrative action includes the Recommended Decision of Administrative Law Judge Arthur Shipe. As a result, MAXXAM expects to use the Recommended Decision in its counterclaim and motion for sanctions before U.S. District Court Judge Lynn Hughes.

In the Matter of	)		
	)		
UNITED SAVINGS ASSOCIATION OF TEXAS,	)		
~~and UNITED FINANCIAL GROUP, INC.~~	)		
	)		
	)		
MAXXAM Inc.,	)		
	)		
FEDERATED DEVELOPMENT CO,	)	**OTS Order**	
	)	**No. AP-2002-2**	
and CHARLES E. HURWITZ,)	)		
	)	**Date: October 18, 2002**	
Respondents.	)		

OPINION AND ORDER ACCEPTING
OFFER OF SETTLEMENT BY MAXXAM, Inc.,
<u>FEDERATED DEVELOPMENT CO. and CHARLES E. HURWITZ</u>

WHEREAS, the Office of Thrift Supervision ("OTS") has issued a Notice of Charges

("Notice"), OTS Order No. AP 95-40, December 26,1995, against Respondents MAXXAM,

Inc., Federated Development Co., and Charles E. Hurwitz (collectively, the "Respondents"), and

others, asserting certain enforcement claims arising out of the Respondents' participation in the

affairs of United Savings Association of Texas, Houston, Texas ("USAT") and United Financial

Group, Inc., Houston, Texas ("UFG"); and

WHEREAS, the Respondents have submitted an Offer of Settlement ("Offer") in the

above-captioned proceeding;

NOW, upon consideration, the OTS has determined to accept the Offer.[1] Solely on the basis of the consent evidenced by the Offer, the OTS ORDERS THAT:

1.   The Respondents shall not engage in any unsafe or unsound practice, or breach any fiduciary duty, with respect to the operation or supervision of any insured financial institution, or violate any laws, rules or regulations governing the operation or supervision of any insured financial institution.

2.   At any time that Charles E. Hurwitz serves as a director, officer, or employee of an insured financial institution, or otherwise serves as an institution-affiliated party of an insured depository institution, he shall not participate, directly or indirectly, in the review, consideration, recommendation, or approval of:

(a)   the purchase or sale of mortgage-backed securities or high yield bonds;

(b)   any investment decisions or policies;

(c)   any application or report submitted to an insured depository institution's appropriate Federal banking agency, including the preparation or transmittal of any such application or report;

(d)   loans or investments involving commercial real estate.

---

[1]   In the Offer, solely for purposes of this proceeding and without admitting or denying the allegations of the Notice, and without any final adjudication of the facts or law, Respondents acknowledge service of the Notice; admit the jurisdiction of the OTS with respect to the matters set forth in the Notice; waive all further post-hearing procedures, judicial review of the Opinion and Order Accepting Offer of Settlement ("Order") by any court as provided by 12 U.S.C. § 1818(h) or otherwise, challenges to the validity of this Order, any objection to the staff's participation in the OTS's consideration of the Order, and any and all claims for the award of fees, costs or expenses against the OTS arising under common law or under the Equal Access to Justice Act, 5 U.S.C. § 2412; and stipulate that the record basis for this proceeding consists of the Notice, the Answers thereto, the hearing held in this matter and the evidence admitted therein, the Recommended Decision of the Administrative Law Judge, the post-hearing filings of the parties hereto, and the Offer.

3.   Respondents, separately or acting in concert with one or more persons or companies, shall not be a controlling shareholder of an insured financial institution.

4.   Charles E. Hurwitz shall provide a copy of this Order to any insured financial institution prior to accepting or commencing a position as a director, officer, employee or consultant to such institution.

5.   The Respondents shall pay to the Savings Association Insurance Fund the sum of Two Hundred Six Thousand Dollars ($206,000.00). This sum shall be paid by cashiers' check or bank draft made payable to the OTS and hand-delivered to Richard C. Stearns, Enforcement Deputy Counsel, OTS, 1700 G Street, N.W., Washington, D.C. 20552. The payment shall be made simultaneously with the issuance of this Order.

6.   Definitions:

(a)   "Appropriate Federal banking agency" shall have the meaning set forth in 12 U.S.C. § 1813(q).

(b)   "Insured financial institution" refers to any and all of the following: any "insured depository institution" as that term is defined at 12 U.S.C. § 1813(c) (including but not limited to banks and savings associations); any direct or indirect subsidiary of an insured depository institution, whether wholly or partly owned, as that term is defined at 12 U.S.C. § 1813(w)(4); any "insured credit union" within the meaning of 12 U.S.C. § 1752(7); any "savings and loan holding company" within the meaning of 12 U.S.C. § 1467a(a)(l); and any "bank holding company" within the meaning of 12 U.S.C. § 1841.

(c)   "Insured depository institution" shall have the meaning set forth in 12 U.S.C. § 1813(c)(2) and (c)(3).

(d)   "Institution-affiliated party" shall have the meaning set forth in 12 U.S.C. § 1813(u).

(e)   "Controlling shareholder" shall have the meaning set forth in 12 C.F.R. § 574.2(g).

(f)   All other technical words or terms used in the Offer or in this Order, for which meanings are not specified or otherwise provided by the provisions of the Offer or this Order shall, insofar as applicable, have meanings as defined in Chapter 12 of the Code of Federal Regulations, the Home Owners' Loan Act ("HOLA"), or the Federal Deposit Insurance Act ("FDIA"). Any such technical words or terms used in the Offer or in this Order and undefined in the Code of Federal Regulations, HOLA, or FDIA shall have meanings that are in accordance with the best custom and usage in the savings and loan industry.

7.   Reference in the Offer or this Order to provisions of statutes, regulations, OTS publications, and regulatory guidance shall be deemed to include reference to all amendments to such provisions as have been made as of the date of this Order.

8.   The section headings in the Offer and in this Order are for convenience only and shall not affect the construction thereof.

9.   In case any provision of the Offer or this Order is ruled to be invalid, illegal, or unenforceable by decision of any court of competent jurisdiction, the validity, legality, and

enforceability of the remaining provisions thereof shall not in any way be affected or impaired thereby.

10.   The terms of the Offer shall be incorporated into this Order as if set forth separately therein. The Offer and this Order may be used in any proceeding brought by the OTS to enforce this Order.

11.   The terms and provisions of this Order shall be binding upon, and shall inure to the benefit of the Respondents and the OTS ("the parties hereto") and their successors in interest. Nothing in the Offer or this Order, express or implied, shall give to any person or entity, other than the parties hereto, and their successors, any benefit, legal or equitable right, remedy, or claim, nor impose any legal or other restrictions or obligations upon any person or entity that is not a party to the Offer and this Order.

12.   This Order constitutes the final disposition of all monetary and non-monetary claims for relief that have been or could have been brought by the OTS against the Respondents in connection with the Notice and any aspect of their participation in the conduct of the affairs of USAT, UFG, MAXXAM or Federated. All OTS proceedings against the Respondents relating to the Notice are terminated upon issuance of this Order and no further proceedings against the Respondents relating to the Notice or any aspect of their participation in the conduct of the affairs of USAT, UFG, MAXXAM or Federated shall be commenced, other than to enforce the terms of this Order.

13.   Except as set forth in paragraph 14, OTS, for itself, for its legal representatives, predecessors, successors, and assigns, and for all persons, agencies or entities in privity with it, does hereby remise, give up, quit-claim, settle, compromise, forever discharge and fully, generally and unconditionally release, acquit and forever discharge each of the Respondents,

their assigns, successors, predecessors, subsidiaries, affiliates, officers, directors, agents, employees, servants, attorneys and other representatives, from any and all claims, suits, controversies, accounts, covenants, promises, judgments, damages, executions, causes of action, rights, duties, debts, liabilities, demands, obligations, contracts, agreements, costs, and actions of any kind and character, at law or in equity (including claims brought under statutes and regulations of the United States or any agency of the United States), whether or not well founded in law or fact, whether known or unknown, suspected or unsuspected, direct or indirect, relating to, arising out of, or in connection with the ownership or operation of USAT, UFG, MAXXAM or Federated, and any of their subsidiaries or affiliates including, without limitation, claims that were asserted or which could have been asserted in the administrative proceeding commenced by the Notice or in any other court, forum or proceeding. The OTS expressly warrants to the Respondents that no claims, demands, controversies, actions, causes of action, liabilities, damages, injuries, losses, or other rights of OTS that otherwise would fall within the subject matter of the Notice have been assigned, conveyed, or in any manner transferred to any person, agency or entity.

14.   The OTS does not undertake to settle, release or relinquish any claims of the Federal Deposit Insurance Corporation ("FDIC"), acting in any capacity, its officers, directors, agents, servants employees, attorneys or other representatives, specifically including but not limited to claims asserted by the FDIC in the civil action captioned *FDIC v. Hurwitz*, United States District Court for the Southern District of Texas, No. 95-3956.

15.   The Respondents have executed and delivered to the OTS a written release in the form attached as Exhibit A to the Offer ("Release") of the OTS, its officers, directors, agents, servants, employees, attorneys and other representatives, but not the FDIC, from all claims and

counterclaims that have been or may be asserted against them arising out of or in away way

related to the Respondents, USAT, UFG, MAXXAM or Federated, including, but not limited to

the subject matter of the administrative proceeding commenced by the Notice, and in *FDIC v.*

Hurwitz, et al., Civil No. H-95-3956, in the United States District Court for the Southern District

of Texas, including all claims and counterclaims against the OTS (as defined in the Release) for

costs, fees and sanctions.

16.   This Order is effective upon issuance by the OTS, acting through its authorized

representative, as indicated by the date in the caption of this Order. Paragraphs 1 through 5 of

this Order shall expire three (3) years following the date of this Order, unless earlier suspended

or terminated in writing by the OTS, acting through its authorized representative.

Date: 10/17/02   /s/ James E. Gilleran_____
                                                        James E. Gilleran
                                                        Director
                                                        Office of Thrift Supervision

RELEASE

1.   Except as set forth in paragraph 2, MAXXAM Inc., Federated Development Company, and Charles E. Hurwitz (collectively, the "Respondents"), for themselves, for their legal representatives, predecessors, successors, and assigns, and for all persons, agencies or entities in privity with them, do hereby remise, give up, quit-claim, settle, compromise, forever discharge and fully, generally and unconditionally release, acquit and forever discharge the Office of Thrift Supervision, including its assigns, successors, predecessors, subsidiaries, affiliates, officers, directors, agents, employees, servants, attorneys and other representatives ("OTS"), from any and all claims, suits, controversies, accounts, covenants, promises, judgments, damages, executions, causes of action, rights, duties, debts, liabilities, demands, obligations, contracts, agreements, costs, and actions of any kind and character, at law or in equity (including claims brought under statutes and regulations of the United States or any agency of the United States), whether or not well founded in law or fact, whether known or unknown, suspected or unsuspected, direct or indirect, relating to, arising out of, or in connection with the ownership or operation of, or with any activities of, United Savings Association of Texas, Houston, Texas ("USAT"), United Financial Group, Houston, Texas ("UFG"), MAXXAM, Inc., or Federated Development Company, or of any activities of the OTS with respect to the Respondents, including, without limitation, claims that were asserted or which could have been asserted in the administrative proceeding captioned *In the Matter of United Savings Association of Texas*, OTS Order No. 95-40 (December 26,1995), or in the civil action captioned *FDIC v. Hurwitz*, No. 95-3956, United States District Court for the Southern District of Texas, or in any other court, forum or proceeding. The Respondents expressly warrant to the OTS that no claims, demands, controversies, actions, causes of action, liabilities, damages,

injuries, losses, or other rights of the Respondents that otherwise would fall within the subject matter of the above-captioned administrative proceeding or civil action have been assigned, conveyed, or in any manner transferred to any person, agency or entity.

2. The Respondents do not undertake to settle, release or relinquish any claims against any person or entity other than the OTS, its assigns, successors, predecessors, subsidiaries, affiliates, officers, directors, agents, employees, servants, attorneys and other representatives. Respondents specifically do not undertake to release or relinquish claims against the FDIC (acting in any capacity), its officers, directors, agents, servants, employees, attorneys or other representatives.

___/s/ Charles E. Hurwitz_____
Charles E. Hurwitz

Date: ___October 18, 2002_____

MAXXAM, Inc.

By: ___/s/ Paul N. Schwartz_____

Date: __October 18, 2002_____

FEDERATED DEVELOPMENT COMPANY

By: ___/s/ Charles E. Hurwitz_____

Date: _October 18, 2002_____